FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Teva Hungary Chooses Magic xpi Integration Platform to Improve Business Performance

PRESS RELEASE

Teva Hungary Chooses Magic xpi Integration Platform to Improve Business Performance

Or Yehuda, Israel, September 19, 2012 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Teva Hungary has adopted Magic xpi Integration Platform to update and enhance its customer ordering process.

Teva Hungary, which has been using Magic’s technology for many years to manage all its operational processes, chose the Magic xpi code-free business integration platform to improve the efficiency, security, and performance of its electronic customer ordering process.

“We were encountering many difficulties in implementing our electronic ordering system, in particular with regard to error-handling and order clarification. We solved these problems with Magic xpi, which offered the ideal solution for integrating all our logistics systems into a single, unified solution that truly works.” said Mr. Janos Gorbe, Project Manager at Teva Hungary.

Commenting on the new deal, Yoram Aharon, CEO of Magic Israel, said: “We are very pleased with Teva Hungary’s decision to continue using Magic’s technology. Magic xpi offers fast and cost-effective integration, providing enormous added value to our customers.”

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

About Teva Hungary

The activities of Teva Hungary Ltd. include marketing and sales. Manufacturing is performed at various sites of Teva Pharmaceutical Works Ltd.

Teva's extremely broad product range in many therapeutic areas, such as cardiovascular, gastrointestinal, and oncologic diseases, enables the company to achieve its goal of making high-quality generic drugs available to all.

For more information, visit www.teva.hu.

Press Contact

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2012	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Teva Hungary Chooses Magic xpi Integration Platform to Improve Business Performance

Exhibit 10.1